United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2008

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Approval of dividends payment

(São Paulo, April 30, 2008) - Aracruz Celulose S.A. (NYSE: ARA) the world’s largest producer of eucalyptus pulp and one of Brazil’s leading exporters, hereby announces that the Ordinary Stockholders Meeting of Aracruz Celulose S/A (the “Company”) held on the date hereof, it was unanimously approved the payment of dividends, at the total amount of R$ 200,000,000.00 (two hundred million Reais), equivalent to R$ 183.79720518 per 1,000 (one thousand) common shares and R$ 202.17692570 per 1,000 (one thousand) preferred “A” and “B” shares. The dividends will be paid in addition to the Interest on Shareholders Equity already paid on April 17, July 11 and October 17, 2007, and January 16, 2008, and the record date in Brazil will be May 2nd, 2008.

Due to the current floating exchange rate, the Company cannot predict any specific exchange rate for the conversion of the amount to be paid into U.S. Dollars at the time of payment thereof.

The payment of Dividends will be made by Citibank, the Depositary, on or about May 21, 2008 to holders of record as of May 7, 2008.

For further information, please contact our Investor Relations Department:

Phone: (55-11) 3301 4131 Fax: (55-11) 3301 4274 E-mail: invest@aracruz.com.br

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2008

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer